                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                      ASTROTECH INTERNATIONAL CORPORATION
         --------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                   046487104
         --------------------------------------------------------------
                                (CUSIP Number)

                 S. Kent Rockwell, 960 Penn Avenue, Suite 800
                 Pittsburgh, Pennsylvania 15222  (412) 391-1896
         --------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  May 28, 1996
        --------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-1(a) for other parties to whom copies are to be sent.

- -------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      Total pages in Report 28
                                                      Exhibit Index at Page 13

                                                            Page 2 of 28 Pages



  CUSIP NO.    046487104
            ---------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Rockwell Venture Capital, Inc.
            I.R.S. Identification No. 25-1545032

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*


     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                      [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware


                            7     SOLE VOTING POWER

                                  1,390,052
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  1,390,052

                           10     SHARED DISPOSITIVE POWER



    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,390,052

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.1%

    14      TYPE OF REPORTING PERSON*

            CO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO.    046487104                                    Page 3 of 28 Pages
            ---------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S. Kent Rockwell
            Social Security No. ###-##-####

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*



     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                            7     SOLE VOTING POWER

                                  1,412,152
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  1,412,152

                           10     SHARED DISPOSITIVE POWER



    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,412,152

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.3%

    14      TYPE OF REPORTING PERSON*



                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!


  CUSIP NO.    046487104                                     Page 4 of 28 Pages
            ---------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jonathan Corey Rockwell Trust
            S. Kent Rockwell, Trustee
            Social Security Number: ###-##-####

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*



     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania

                            7     SOLE VOTING POWER

                                  None
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  None
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  None

                           10     SHARED DISPOSITIVE POWER

                                  None

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            None

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            None

    14      TYPE OF REPORTING PERSON*

            OO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 28 Pages

         The reporting Persons hereby amend their Schedule 13 D ("Schedule 13 D") originally filed on or about June 24, 1991, by amending the following Items thereof, Items 1, 2, 5 and 6 (all the terms used in this Amendment No. 1 to
Schedule 13 D, which are defined in Schedule 13 D, are used herein with the same meaning unless otherwise defined herein or required by the context).

ITEM NO. 1.       SECURITIES AND ISSUER.

                  This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Astrotech International Corporation, a Delaware corporation ("Astrotech"). The address of the principal executive offices of Astrotech is 960 Penn Avenue, Suite 800, Pittsburgh, PA 15222.

ITEM NO. 2.       IDENTITY AND BACKGROUND.

                  This statement is being filed by Rockwell Venture Capital, Inc., a Delaware corporation (the "Company") having its offices at 960 Penn Avenue, Suite 700, Pittsburgh, PA 15222, the Jonathan Corey Rockwell Trust, S. Kent Rockwell Trustee, and by S. Kent Rockwell, an individual whose business address is 960 Penn Avenue, Suite 800, Pittsburgh, PA 15222. The principal business of the Company is venture capital and the acquisition and sale of securities. The present principal occupation of Mr. Rockwell is Chairman, Chief Executive Officer and Chief Financial Officer of Astrotech. Mr. Rockwell is the Chief Executive Officer, Sole Shareholder and Sole Director of the Company. Mr. Rockwell is the sole executive officer of the Company.

                                                              Page 6 of 28 Pages


                  Prior to the acquisition by Mr. Rockwell of all of the outstanding shares of capital stock of the Company in February 1993, from the Jonathan Corey Rockwell Trust, (the "Trust"), the Sole Shareholder of the Company was the Trust and Mr. Rockwell was the Sole Trustee of the Trust. As a result of this transaction, the Trust no longer has any interest in the Company and accordingly, disclaims any beneficial interest in the Common Stock.

                  During the last five years, neither the Company, the Trust nor Mr. Rockwell has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

                  During the last five years, neither the Company, the Trust or Mr. Rockwell was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Rockwell is a citizen of the United States.

ITEM NO. 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  This statement relates to the disposition of 95,000 shares of Common Stock by the Company, during the five business day period ended May 28, 1996, at

                                                              Page 7 of 28 Pages


                  an average price per share of $7.45. The disposition of the 95,000 shares of Common Stock was made in compliance with the provisions of Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

                  Except for the disposition of the Common Stock referred to above neither the Company, the Trust nor Mr. Rockwell has effected any transaction in the Common Stock during the past 60 days. The Company has currently pledged all of its Common Stock in a margin account with Rauscher, Pierce, Refsnes, Inc., First City Tower, 1001 Fannin, Suite 700, Houston, TX 77002.

ITEM NO. 5.       INTEREST AND SECURITIES OF THE ISSUER.

                  As of May 28, 1996, the Company owned beneficially 1,390,052 shares of Common Stock or approximately 14.1% of the 9,840,206 shares of Common Stock outstanding (as reported in Astrotech's quarterly report on Form 10-Q for the period ended March 31, 1996). The Company holds the power to vote and the power to direct the disposition of the shares of Common which it owns.

                  As of May 28, 1996, Mr. Rockwell individually owned 22,100 shares of Common Stock or less than 1% of the 9,840,206 shares of Common Stock outstanding, as to which he holds both the power to vote and the power of disposition. Mr. Rockwell also holds options to purchase 67,000 shares of Common Stock pursuant to options granted under Astrotech's Stock Option Plans. (See Item No. 6.) By virtue of his position as Sole Stockholder, Sole

                                                              Page 8 of 28 Pages


                  Director and Chief Executive Officer of the Company, as of May 28, 1996, Mr. Rockwell indirectly owned beneficially the shares of Common Stock which are owned by the Company, thus resulting in his having owned beneficially, as of such date, 1,412,152 shares of Common Stock or approximately 14.3% of the 9,840,206 shares of Common Stock outstanding. Mr. Rockwell holds the power to direct the disposition of the shares of Common Stock.

                  Except for the disposition of the Common Stock pursuant to the transaction reported hereunder, neither the Company, the Trust nor Mr. Rockwell has effected any transaction in the Common Stock during the past 60 days.

                  In February 1993, the Trust ceased to be the beneficial owner of any shares of Common Stock.


ITEM NO. 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  Astrotech maintains Employee Stock Option Plans that provide that options may be granted to key employees of Astrotech or any parent or subsidiary of Astrotech, and to Directors who are also employees or consultants of Astrotech or any parent or subsidiary of Astrotech. The Stock Option Plans are intended to attract and retain key employees and consultants of outstanding competence, and to provide such employees and consultants with an incentive to achieve long-term corporate objectives by giving them an opportunity to acquire an equity interest in the Company. As of June 1996,

                                                              Page 9 of 28 Pages


                  Mr. Rockwell held options to acquire 67,000 shares of Astrotech Common Stock pursuant to the Stock Option Plans. Mr. Rockwell holds options to purchase shares of Common Stock at prices per share and expiration dates as follows:

                   Shares          Price Per Share           Expiration Date
                   ------          ---------------           ---------------
                   12,000               $1.94                    10/02/98
                   20,000               $1.25                    10/30/99
                   10,000               $4.25                    11/11/02
                   10,000               $3.25                    08/25/03
                   15,000               $2.75                    10/04/04

                                                             Page 10 of 28 Pages


                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 7, 1996                          /s/ S. KENT ROCKWELL
                                             ------------------------------
                                        By:  S. Kent Rockwell
                                             President of
                                             Rockwell Venture Capital, Inc.

                                                             Page 11 of 28 Pages


                             SIGNATURE PAGE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 7, 1996                          /s/ S. KENT ROCKWELL
                                             -----------------------------
                                        By:  S. Kent Rockwell Trustee
                                             The Jonathan Corey Rockwell Trust

                                                             Page 12 of 28 Pages


                             SIGNATURE PAGE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 7, 1996                        /s/ S. KENT ROCKWELL
                                           -------------------------
                                      By:  S. Kent Rockwell

   EXHIBIT                  DESCRIPTION                             PAGE NO.
   -------                  -----------                             --------

      A            Schedule 13 D filed on June 24, 1991 on             13
                   behalf of Rockwell Venture Capital, Inc.;
                   The Jonathan Corey Rockwell Trust; and
                   S. Kent Rockwell*


- ---------

* This Schedule 13 D is a restatement of the entire text of the original
  Schedule 13 D filed by the Reporting Persons on June 24, 1991.

                                                                      EXHIBIT A


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. _____)*

                      ASTROTECH INTERNATIONAL CORPORATION
         --------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                   046487104
         --------------------------------------------------------------
                                (CUSIP Number)

                S. Kent Rockwell, Suite 240, Two Chatham Center,
                 Pittsburgh, Pennsylvania 15219  (412) 391-1896
         --------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 13, 1991
        --------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-1(a) for other parties to whom copies are to be sent.

- -------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           Page 14 of 28 Pages

                                                           Page 15 of 28 Pages



  CUSIP NO.    046487104
            ---------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Rockwell Venture Capital, Inc.
            I.R.S. Identification No. 25-1545032

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

            N/A

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION


                            7     SOLE VOTING POWER

                                  1,536,430
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  1,536,430

                           10     SHARED DISPOSITIVE POWER

                                  0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,536,430

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.05%

    14      TYPE OF REPORTING PERSON*

            CO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO.    046487104                                   Page 16 of 28 Pages
            ---------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jonathan Corey Rockwell Trust - S. Kent Rockwell, Trustee

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

            N/A

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania

                            7     SOLE VOTING POWER

                                  1,536,430
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  1,536,430

                           10     SHARED DISPOSITIVE POWER

                                  0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,536,430

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.05%

    14      TYPE OF REPORTING PERSON*

            OO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!


  CUSIP NO.    046487104                                    Page 17 of 28 Pages
            ---------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S. Kent Rockwell
            Social Security Number: ###-##-####

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

            N/A

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                            7     SOLE VOTING POWER

                                  1,590,530
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  1,590,530

                           10     SHARED DISPOSITIVE POWER

                                  0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,590,530

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.4%

    14      TYPE OF REPORTING PERSON*

            IN

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 18 of 28 Pages


Item No. 1  SECURITY AND ISSUER

            This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Astrotech International Corporation, a Delaware corporation ("Astrotech"). The address of the principal executive offices of Astrotech is Suite 240, Two Chatham Center, Pittsburgh, Pennsylvania 15219.

Item No. 2  IDENTITY AND BACKGROUND.

            This statement is being filed by Rockwell Venture Capital, Inc., a Delaware corporation (the "Company") having its offices at 99 East Main Street, Uniontown, Pennsylvania 15401, the Jonathan Corey Rockwell Trust, S. Kent Rockwell, Trustee, and by S. Kent Rockwell, an individual whose business address is Suite 240, Two Chatham Center, Pittsburgh, Pennsylvania 15219. The principal business of the Company is venture capital and the acquisition and sale of securities. The present principal occupation of Mr. Rockwell is Chairman, Chief Executive Officer and President of Astrotech. Mr. Rockwell is the Chief Executive Officer and sole Director of the Company. The sole Shareholder of the Company is the Jonathan Corey Rockwell Trust, S. Kent Rockwell, Trustee (the "Trust") and Mr. Rockwell is the sole Trustee of the Trust. Philip T. Warman, Esquire is an Attorney whose principal offices is at Suite 700, 960 Penn Avenue, Pittsburgh, Pennsylvania 15222, and is Secretary-Treasurer of the Company and its only other officer. Mr. Rockwell is also a Director of Astrotech.

                                                            Page 19 of 28 Pages


            During the last five years, neither the Company, the Trust, Mr. Warman nor Mr. Rockwell has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

            During the last five years, neither the Company, the Trust, Mr. Warman or Mr. Rockwell was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


            Mr. Rockwell and Mr. Warman are citizens of the United States.


Item No. 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


            This statement relates to the acquisition of shares of Common Stock pursuant to Astrotech's offer ("Exchange Offer") to exchange shares of its Common Stock and cash for any and all shares of its $1.20 Cumulative Convertible Preferred Stock ("Preferred Stock") .

                                                            Page 20 of 28 Pages


            Pursuant to the Exchange Offer, Astrotech offered to exchange a combination of 4.70 shares of Astrotech's Common Stock and $1.64 in cash for each outstanding share of Preferred Stock. The Exchange Offer expired at 5:00 p.m., New York City time on Thursday, June 13, 1991. Reference is made to pages 16 through 20 of Astrotech's Offering Circular dated May 14, 1991 captioned "The Exchange Offer", which section is incorporated herein by reference.

            The Reporting Persons tendered all of their shares of Preferred Stock pursuant to the Exchange Offer. As a result of such exchange, effective at 5:00 p.m. on June 13, 1991, the Reporting Persons hold no shares of Astrotech's Preferred Stock. 1,536,430 shares of Astrotech Common Stock and $541,036 in cash was received as a result of the Exchange Offer.

            Also in connection with the Exchange Offer and the disposition of Preferred Stock by the Reporting Persons in connection therewith, an Amendment No. 3 to Schedule 13 D reporting the disposition of such Preferred Stock is being filed by the Reporting Persons on the date thereof.

            Except for the acquisition of the Common Stock tendered in accordance with the Exchange Offer, neither the Company, the Trust, Mr. Warman nor Mr. Rockwell has effected any transaction in the Common Stock during the past 60 days.

                                                             Page 21 of 28 Pages


            The funds for the purchase of the shares of Preferred Stock were originally obtained by the Company from Drexel Burnham Lambert Trading Corporation pursuant to a loan transaction. The Company then pledged all such Preferred Stock in a margin account with Drexel Burnham Lambert, Incorporated, the proceeds of which were used to satisfy the prior loan transaction. The Company has currently pledged all of its Common Stock in a margin account with Rauscher Pierce Refsnes, Inc., First City Tower, 1001 Fannin, Suite 700, Houston, Texas 77002.

Item No. 4  PURPOSE OF TRANSACTION.

            The acquisition of the Common Stock pursuant to the Exchange Offer has been made as an investment. Either the Company, the Trust, Mr. Warman or Mr. Rockwell may purchase additional shares of Astrotech Common Stock, from time to time, and may dispose of any and all shares which they or he holds.

            Neither the Company, the Trust, Mr. Warman nor Mr. Rockwell has any present plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j), inclusive, of
            Item 4 of Schedule 13 D. Each of the Company, the Trust, Mr. Warman and Mr. Rockwell reserves the right, however, to adopt such plans or proposals in the future.

                                                             Page 22 of 28 Pages


Item No. 5 INTEREST IN SECURITIES OF THE ISSUER.

            As of June 13, 1991 the Company, by virtue of tendering its Preferred Stock pursuant to the Exchange Offer, owned beneficially 1,536,900 shares of Common Stock, or approximately 24% of the 6,389,969 shares of Common Stock outstanding (as reported in Astrotech's final Amendment to Schedule 13 E-4 filed on or about June 21, 1991). The Company holds the power to vote and the power to direct the disposition of the shares of Common Stock which it owns.

            As of June 13, 1991, Mr. Rockwell individually owned 22,100 shares of Common Stock or less than 1% of the 6,389,969 shares of Common Stock outstanding, as to which he holds both the power to vote and the power of disposition. Mr. Rockwell also holds options to purchase 32,000 shares of Common Stock pursuant to options granted under Astrotech's Stock Option Plans. (See Item No. 6) By virtue of his position as Chief Executive Officer, Sole Director and Trustee of the Sole Stockholder of the Company, as of June 13, 1991, Mr. Rockwell indirectly owned beneficially the shares of Common Stock which are owned by the Company, thus resulting in his having owned beneficially, as of such date, 1,558,850 shares of Common Stock, or approximately 24.4% of the 6,389,969 shares of Common Stock outstanding. Mr. Rockwell holds the power to direct the disposition of the shares of Common Stock.

                                                             Page 23 of 28 Pages


            Except for the acquisition of the Common Stock pursuant to the Exchange Offer, neither the Company, the Trust, Mr. Warman nor Mr. Rockwell has effected any transaction in the Common Stock during the past 60 days.

Item No. 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
            WITH RESPECTS TO SECURITIES OF THE ISSUER.

            Astrotech maintains two Employee Stock Option Plans that provide that options may be granted to key employees of Astrotech or any parent or subsidiary of Astrotech, and to Directors who are employees or consultants of Astrotech or any parent or subsidiary of Astrotech. The Stock Option Plans are intended to attract and retain key employees and consultants of outstanding competence, and to provide such employees and consultants with an incentive to achieve long-term corporate objectives by giving them an opportunity to acquire an equity interest in the Company. As of June 1991, Mr. Rockwell held two options to acquire Astrotech Common Stock pursuant to the Stock Option Plans. Mr. Rockwell holds an option to purchase 20,000 shares of Common Stock at a price per share of $1.25 per share, which options expire October 30, 1999; and an option to purchase 12,000 shares of Common Stock at an exercise price of $1.94 per share, which options expire on October 2, 1998.

                                                             Page 24 of 28 Pages


Item No. 7  MATERIAL TO BE FILED AS EXHIBITS.

            EXHIBIT A

            Offer by Astrotech International Corporation to exchange shares of its Common Stock and cash for any and all shares of its $1.20 Cumulative Convertible Preferred Stock dated May 14, 1991 ("Offering Circular").*


* With the exception of the information incorporated by reference in the Offering Circular contained on pages 16 through 20, captioned "The Exchange Offer" the Offering Circular is not deemed to be filed as part of this Schedule 13 D.

                                                             Page 25 of 28 Pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 21, 1991                               /s/ S. KENT ROCKWELL
                                                  ------------------------------
                                                  S. Kent Rockwell, President of
                                                  Rockwell Venture Capital, Inc.

                                                             Page 26 of 28 Pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 21, 1991                           /s/ S. KENT ROCKWELL
                                              ---------------------------------
                                              S. Kent Rockwell, Trustee
                                              The Jonathan Corey Rockwell Trust

                                                             Page 27 of 28 Pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 21, 1991                               /s/ S. KENT ROCKWELL
                                                  ----------------------------
                                                      S. Kent Rockwell

                                                             Page 28 of 28 Pages


Exhibit                       Description**                      Page No.
- -------                       -------------                      -------
A                       Offer by Astrotech International            16
                        Corporation to exchange shares of its
                        Common Stock and cash for any and all
                        shares of its $1.20 Cumulative
                        Convertible Preferred Stock dated
                        May 14, 1991 ("Offering Circular").*



 * With the exception of the information incorporated by reference in the Offering Circular contained on pages 16 through 20, captioned "The Exchange Offer" the Offering Circular is not deemed to be filed as part of this
   Schedule 13 D.

** Filed under Form SE as previously filed paper exhibit to Schedule 13 D filed by the Reporting Persons on June 24, 1991. Form SE filed on June 7, 1996.